

August 13, 2007

Via Facsimile 650-470-4570 and U.S. Mail

Marc R. Packer
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street
Suite 1750, P.O. Box 258
Toronto, Ontario M5K 1J5
Canada

>   **Re: Schedule 14D-9 filed on July 31, 2007**
>   **Amendment no. 1 to the Schedule 14D-9 filed on July 31, 2007**
>   **Amendment no. 2 to the Schedule 14D-9 filed on July 31, 2007**

Dear Mr. Packer:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filings listed above. Our comments follow. All defined terms used in this letter have the same meaning as in your Schedule 14D-9 or the attached exhibits, unless otherwise indicated.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filings generally.

Schedule 14D-9 filed on July 31, 2007 – Directors' Circular to Shareholders dated July 31, 2007 and filed as exhibit (a)(1)

The Yamana Offer is not a permitted bid under the Rights Plan, page 13

1. Clarify the significance to Meridian shareholders of the fact that the Yamana Offer is currently not a "permitted bid" under Meridian's Rights Plan. You have described the features of the Yamana Offer that disqualify it as a permitted bid as defined in the Rights Plan, but you haven't explained why that should matter to shareholders.

The Board of Directors is exploring value-maximizing alternatives, page 13

2. Update to disclose the status of the Boards' efforts to identify and evaluate a "range of alternatives" to the Yamana Offer. Please be as specific as possible.

Background of the Yamana Offer and Response of Meridian, page 14

3. Detail the steps taken by Meridian to consider an evaluate Mr. Marrone's indication of interest in a three-way transaction presented to Mr. Dowling in May 2007. We note that by June 27, 2007 when the Yamana Offer was announced, Meridian was still apparently considering the proposal.

4. Discuss why the Meridian Board chose to extend the Separation Time under the Shareholder Rights Plan when it did, and explain the impact of this action.

Amendments 1 and 2 to the Schedule 14D-9 filed on July 31, 2007

5. The exhibits to amendments 1 and 2 to the Schedule 14D-9 impermissibly reference forward-looking statements and information "as defined in the Securities Exchange Act of 1934." The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. In future filings, please revise to make clear that the Reform Act's safe harbor for forward-looking statements do not extent to disclosure in connection with the Yamana Offer.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from Meridian Gold acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- Meridian Gold may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please amend your Schedule 14D-9 in response to these comments. You may wish to provide us with black-lined copies of the revised consent revocation statement to expedite our review. In addition, please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Please file such letter on EDGAR. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions, please do not hesitate to contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions